Exhibit 21.1

Subsidiaries of Mawson Infrastructure Group Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cosmos Infrastructure LLC	Delaware
Luna Squares Repairs LLC	Delaware
Luna Squares LLC	Delaware
Luna Squares Property LLC	Delaware
Mawson Mining LLC	Delaware
Mawson Ohio LLC	Delaware
Mawson Midland LLC	Delaware
Mawson Bellefonte LLC	Delaware
Mawson Hosting LLC	Delaware